UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: March 20, 2023

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

(Registrants' Names)

Bahnhofstrasse 45, Zurich, Switzerland, and

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover of
Form 20‑F or Form 40-F.

Form 20-F  x                       Form 40-F  o

This Form 6-K consists of the news release which appear immediately following this page.

Investor Relations

Tel. +41-44-234 41 00

Media Relations

Tel. +41-44-234 85 00

19 March 2023
News Release
Ad hoc announcement pursuant to Article 53 of the SIX Exchange Regulation Listing Rules UBS to acquire Credit Suisse

•         Creates leading global wealth manager with USD 5 trillion of invested assets across the Group

•         Extends UBS lead in Swiss home market

•         UBS strategy unchanged, including focus on growth in Americas and APAC

•         Attractive financial terms which include downside protection

•         Annual run-rate of cost reduction of more than USD 8 billion expected by 2027

•         UBS remains strongly capitalized well above our target of 13% and committed to progressive cash dividend policy

•         A focused Investment Bank, remaining committed to UBS’s model; strategic Global Banking businesses to be retained, majority of Credit Suisse markets positions moved to non-core

Transaction creates significant sustainable value for UBS shareholders

Zurich / Basel, 19 March 2023 – UBS plans to acquire Credit Suisse. The combination is expected to create a business with more than USD 5 trillion in total invested assets and sustainable value opportunities. It will further strengthen UBS’s position as the leading Swiss-based global wealth manager with more than USD 3.4 trillion in invested assets on a combined basis, operating in the most attractive growth markets.

The transaction reinforces UBS’s position as the leading universal bank in Switzerland. The combined businesses will be a leading asset manager in Europe, with invested assets of more than USD 1.5 trillion.

UBS Chairman Colm Kelleher said: “This acquisition is attractive for UBS shareholders but, let us be clear, as far as Credit Suisse is concerned, this is an emergency rescue. We have structured a transaction which will preserve the value left in the business while limiting our downside exposure. Acquiring Credit Suisse’s capabilities in wealth, asset management and Swiss universal banking will augment UBS’s strategy of growing its capital-light businesses. The transaction will bring benefits to clients and create long-term sustainable value for our investors.”

UBS Chief Executive Officer Ralph Hamers said: “Bringing UBS and Credit Suisse together will build on UBS’s strengths and further enhance our ability to serve our clients globally and deepen our best-in-class capabilities. The combination supports our growth ambitions in the Americas and Asia while adding scale to our business in Europe, and we look forward to welcoming our new clients and colleagues across the world in the coming weeks.”

The discussions were initiated jointly by the Swiss Federal Department of Finance, FINMA and the Swiss National Bank and the acquisition has their full support.

UBS Group AG and UBS AG, News Release, 19 March 2023                                                                                                                           Page 1

Investor Relations

Tel. +41-44-234 41 00

Media Relations

Tel. +41-44-234 85 00

Under the terms of the all-share transaction, Credit Suisse shareholders will receive 1 UBS share for every 22.48 Credit Suisse shares held, equivalent to CHF 0.76/share for a total consideration of CHF 3 billion. UBS benefits from CHF 25 billion of downside protection from the transaction to support marks, purchase price adjustments and restructuring costs, and additional 50% downside protection on non-core assets. Both banks have unrestricted access to the Swiss National Bank existing facilities, through which they can obtain liquidity from the SNB in accordance with the guidelines on monetary policy instruments.

The combination of the two businesses is expected to generate annual run-rate of cost reductions of more than USD 8 billion by 2027.

UBS Investment Bank will reinforce its global competitive position with institutional, corporate and wealth management clients through the acceleration of strategic goals in Global Banking while managing down the rest of Credit Suisse’s Investment Bank. The combined investment banking businesses accounts for approximately 25% of Group risk weighted assets.

UBS anticipates that the transaction is EPS accretive by 2027 and the bank remains capitalized well above its target of 13%.

Colm Kelleher will be Chairman and Ralph Hamers will be Group CEO of the combined entity.

The transaction is not subject to shareholder approval. UBS has obtained pre-agreement from FINMA, Swiss National Bank, Swiss Federal Department of Finance and other core regulators on the timely approval of the transaction.

Conference Call

Management will be hosting an analyst call at 10pm CET. Participants can access the webcast via the following link https://stream.swisscom.ch/ubs/20230319/

UBS Group AG and UBS AG

Investor Relations:

Switzerland: Media Relations:	+41-44-234 41 00
Switzerland:	+41-44-234 85 00
UK:	+44-207-567 47 14
Americas:	+1-212-882 58 58
APAC:	+852-297-1 82 00

www.ubs.com/media

Cautionary statement regarding forward-looking statements

This document contains statements that constitute forward-looking statements. While these statements represent UBS’s judgments and expectations concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS’s expectations. Additional information about those factors is set forth in documents furnished and filings made by UBS with the US Securities and Exchange Commission, including the Annual Report on Form 20-F for the year ended 31 December 2022. UBS undertakes no obligation to update the information contained herein.

UBS Group AG and UBS AG, News Release, 19 March 2023                                                                                                                           Page 2

This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Number 333-263376), and of UBS Group AG on Form S-8 (Registration Numbers 333-200634; 333-200635; 333-200641; 333-200665; 333-215254; 333-215255; 333-228653; 333-230312; and 333-249143), and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Forms 6-K of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

UBS Group AG

By: _/s/ David Kelly______________

Name:  David Kelly

Title:    Managing Director

By: _/s/ Ella Campi_______________

Name:  Ella Campi

Title:    Executive Director

UBS AG

By: _/s/ David Kelly______________

Name:  David Kelly

Title:    Managing Director

By: _/s/ Ella Campi_______________

Name:  Ella Campi

Title:    Executive Director

Date:  March 20, 2023